UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Comarco, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

200080109
(CUSIP Number)

Thomas W. Lanni
28202 Cabot Road, Suite 300
Laguna Niguel, California, 92677
(949) 599-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  |   |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20080109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Thomas W. Lanni I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) | |
(b) | |
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | |

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 2,089,106
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,089,106
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,089,106(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		| |

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	The number of shares beneficially owned includes 160,000 shares of Common Stock that Thomas W. Lanni may acquire upon the exercise of certain options that are currently exercisable and an additional 100,000 shares of Common Stock that Thomas W. Lanni may acquire upon the exercise of certain options that will vest within 60 days after the date hereof.
(2)	Applicable percentage ownership is based on 14,614,165 shares of Common Stock outstanding as of September 14, 2017. Any securities not outstanding but subject to warrants, options or other rights exercisable as of the date hereof, or exercisable within 60 days after the date hereof, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

CUSIP No. 20080109	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is related to shares of common stock, par value $0.10 per share (the “Common Stock”), of Comarco, Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 28202 Cabot Road, Suite 300, Laguna Niguel, California, 92677.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Thomas W. Lanni (“Lanni”). The business address for Lanni is 28202 Cabot Road, Suite 300, Laguna Niguel, California, 92677.

Lanni is an officer and director of the Issuer. Lanni was appointed as a director, and to serve as President and Chief Executive Officer of the Issuer, on August 15, 2011. Mr. Lanni has actively been providing services to the Issuer since 1994.

Lanni has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Lanni has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lanni is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 15, 2017, Lanni acquired 1,548,636 shares of Common Stock (the “Acquired Shares”) from Broadwood Partners, L.P., in a private transaction at a price of $0.001 per share. No borrowed funds were used to purchase the Acquired Shares.

Item 4.	Purpose of Transaction.

Lanni acquired beneficial ownership of the shares of Common Stock for investment purposes. Lanni from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, Lanni will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)

On November 12, 2008, the Issuer granted Lanni a stock option to purchase 100,000 shares of Common Stock, which option is fully vested with respect to 60,000 shares, and which option shall vest with respect to 40,000 shares when the daily closing price of the Common Stock is $5.00 or greater for 90 consecutive calendar days, if at all (the “2008 Option”). The 2008 Option has an exercise price of $1.09 per share of Common Stock and expires on November 11, 2018.

CUSIP No. 20080109	SCHEDULE 13D

On June 1, 2015, the Issuer granted Lanni a stock option to purchase 100,000 shares of Common Stock, which option is fully vested (the “2015 Option”). The 2015 Option has an exercise price of $0.16 per share of Common Stock and expires on June 1, 2025.

On October 27, 2016, the Issuer granted Lanni a stock option to purchase 100,000 shares of Common Stock, which option shall vest in full on October 27, 2017 (the “2016 Option”, together with the 2008 Option and the 2015 Option, the “Options”). The 2016 Option has an exercise price of $0.09 per share of Common Stock and expires on October 27, 2026.

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

Lanni reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Lanni is the beneficial owner of 2,089,106 shares of Common Stock, which represents approximately 14.0% of the outstanding shares of Common Stock. Percentage ownership is based on 14,614,165 shares of Common Stock outstanding as of September 14, 2017.

Any securities not outstanding but subject to warrants, options or other rights exercisable as of the date hereof, or exercisable within 60 days after the date hereof, are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock beneficially owned by the person holding such warrants, options or other rights, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power

Thomas W. Lanni	0	2,089,106	0	2,089,106

(c)     On September 15, 2017, Lanni acquired 1,548,636 shares of Common Stock from Broadwood Partners, L.P., in a private transaction at a price of $0.001 per share.

CUSIP No. 20080109	SCHEDULE 13D

(d)     See above, Item 4, with regard to the additional shares of Common Stock that Lanni may be entitled to purchase pursuant to the terms of the Options.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lanni may purchase up to an additional 300,000 shares of Common Stock of the Issuer by exercising the Options.

The Issuer granted Lanni the Options, whereby Lanni may purchase up to 300,000 shares of Common Stock. The 2008 Option expires on November 11, 2018. The 2015 Option expires on June 1, 2025. The 2016 Option expires on October 27, 2026.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7             Material to be Filed as Exhibits.

N/A

CUSIP No. 20080109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017	/s/ Thomas W. Lanni
Thomas W. Lanni, an individual